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                              Filed by National City Corporation
                              pursuant to Rule 425 and the
                              Securities Act of 1933 and deemed
                              filed pursuant to Rule 14a-12 under
                              the Securities Exchange Act of 1934

                              Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019


February 17, 2004


TO ALL NATIONAL CITY EMPLOYEES:

Today we announced that National City has signed a definitive agreement to acquire Provident Financial Group, Inc., a $17 billion bank holding company headquartered in Cincinnati, Ohio. (See news release.)

Its main subsidiary, The Provident Bank, provides a diverse line of banking and financial products, services and solutions through 65 retail banking offices located in Southwestern Ohio and Northern Kentucky and through commercial lending offices located throughout Ohio and surrounding states.

This announcement is a clear demonstration of the strategy we're following to ensure that National City continues to be a winning organization. Along with our previously announced acquisition of Allegiant Bancorp in the St. Louis market, this expansion is part of the National City strategy for growth and creation of shareholder value. With this expansion into a very logical and attractive market in the middle of our footprint, we believe there are significant opportunities across our major lines of business. We intend to leverage momentum with consumers and small businesses in a major metropolitan market, as well as in middle market lending and credit processes in familiar markets.

National City and Provident share not only geography but also similar values of commitment to our customers, investors, employees and communities. By joining forces, we believe we will be an even more formidable competitor, with greater opportunity to expand market share and to be the leading retail franchise in the Midwest. As the transaction progresses, we will involve appropriate business unit representatives in working with Provident to leverage marketplace opportunities.

The acquisition of Provident is possible because National City is in a position of financial and operational strength, made possible by the hard work and efforts of our employees. I'm very proud of what we've accomplished, and I hope you'll share in the excitement about today's announcement and the opportunities that ahead for National City.

David A. Daberko
Chairman and Chief Executive Officer
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In connection with the proposed transaction, a registration statement on Form
S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.